Contact

www.linkedin.com/in/kmildenberger (LinkedIn)
www.videro.com (Personal)
www.videro.com (Company)
www.orbitwerks.com (Company)

Top Skills

Start-ups
Software Development
Business Planning

Kai Mildenberger

Passionately bringing science, engineering and art to business through technology.
San Francisco Bay Area

Summary

As a highly effective, seasoned senior executive, investor and entrepreneur in the internet and software space, I have built many successful teams and products during my career. My passion is bringing ideas into reality, building not just the product but the team (and the company) around them. My experience spans the gamut: from startups - seed and institutionally funded - to creating and/or turning around business units of large public companies with P&L responsibility. I am at home on the bleeding edge of technological trends but always rooted in the fundamentals of business. I am as comfortable in front of the Board of Directors as I am pulling an all-nighter brainstorming with engineers. Having lived about equally on both sides of the Atlantic, I am excited about the opportunities the flattening Earth is presenting and enjoy working internationally.

Specialties: ideas, start-ups, business plans, leadership, team building, technology architecture, software development, operations, venture fundraising, mulitmedia presentations, 3D

Experience

Orbitwerks Ventures, LLC.

Managing Partner, President
September 2021 - Present (2 years)
San Francisco, California, United States

Orbitwerks Ventures is a boutique seed investment fund focused on early stage startups in Artificial Intelligence (Machine Learning) and disruptive technologies.

psyML

6 years 7 months

COO
April 2018 - Present (5 years 5 months)
Greater Los Angeles Area

Co-Founder
February 2017 - Present (6 years 7 months)
Greater Los Angeles Area

SORCE
Chief Technology Officer
December 2020 - Present (2 years 9 months)

Orbitwerks, LLC.
Founder, President & CEO
June 2006 - Present (17 years 3 months)

This holding company and idea incubator/lab has taken over the portfolio of GIT, Global Information Technologies, GmbH. Current projects include: Big Data & latent semantic analysis, ontologies in vertical search & ad networks.

WaveAI
Advisor
April 2018 - Present (5 years 5 months)
San Francisco Bay Area

Amondo
Advisor, CTO
August 2015 - Present (8 years 1 month)
London, United Kingdom

Amondo is a social media search engine that enables users to capture the most meaningful social content surrounding experiences and events in their lives. Social search results are brought together and showcased in a new media format called an Imprint.

Quantea
Advisor, COO
August 2015 - Present (8 years 1 month)
San Francisco Bay Area

Quantea is a breakthroug cyber security platform venture. Quantea's network packet capture provides the only way to fully comprehend your network traffic. It applies the latest in data technologies to the network's elementary particle, the quanta of networks: the packet. Quantea is building the only way to achieve a network immune system.

Ayzenberg
CTO

January 2016 - February 2018 (2 years 2 months)
Pasadena, CA

As CTO built the science and technology business unit, soulmates.ai. Recruited the team of leading social and data scientists as well a machine learning and software engineers. Brought scientifically based influence measurement to earned media campaigns.

Soulmates.ai is as a suite of data enrichment APIs, search and collaborative workflow tools for targeting influence across social speech (social media networks).

Fullbottle
CTO
April 2014 - November 2015 (1 year 8 months)
San Francisco Bay Area

Calaborate, Inc. (FKA Atlas)
Interim CEO
June 2013 - February 2014 (9 months)
Santa Monica, CA

Klutch, Calaborate's flagship product is fixing the age-old problem of getting people to converge at a time and place, simply and easily by channeling the entire social negotiation through a mobile platform.

As CEO, re-set company structure, product and vision, rebuilt engineering organization and raised in excess of $750k in seed funding to launch Klutch.

VIDERO Inc.
3 years 1 month

CEO
February 2012 - January 2013 (1 year)

President
January 2010 - January 2013 (3 years 1 month)

Vorstand (COO)
January 2010 - April 2012 (2 years 4 months)

Developer and operator of the world's premier content computing network for digital signage and experience management.

Videro enables you to create targeted, immersive messaging for transforming customer experiences and driving sales.

CollabRx
Vice President Operations
April 2008 - January 2009 (10 months)

CollabRx is a data analytics company that uses cloud-based expert systems to inform healthcare decision-making by aggregating and contextualizing the world's knowledge on molecular medicine with specific insights from the nation's top clinical experts.

Ångströ
Advisor
2006 - 2008 (2 years)

Dabble
CEO
February 2007 - August 2007 (7 months)

Worked with the founder and focused the vision to prepare the series A funding efforts. Rebuilt technology infrastructure (specifically search) for the next phase in growth.

SupplyFrame, Inc.
Co-Founder, CEO
August 2003 - June 2006 (2 years 11 months)

Resulting from the work at CommerceNet Consortium, co-founded SupplyFrame and led the company through successful seed- and series A funding to be the leading vertical search engine for components in the electronics industry. SupplyFrame was acquired by SIEMENS on August 21, 2021.

CommerceNet Consortium
General Manager, Electronics Business Services Network
October 2002 - August 2003 (11 months)

Building on eConnections core service idea to build a platform and vertical marketplace for the Electronics Industry - created a Business Services Network (BSN) - incubated under the ConnerceNet Consortium umbrella - later spun out as SupplyFrame, Inc. as a new venture.

eConnections, Inc.

COO
March 2002 - October 2002 (8 months)

Responsible for all operational business functions (Sales, Marketing, Engineering, Professional Services, Technical Support). Implemented new product focus and go-to-market strategy, business plan and sales approach, rebuilt the organizational structure and technology strategy.

Access360 Corporation
CTO, General Manager
December 2000 - March 2002 (1 year 4 months)

As General Manager, guided the creation of Access360's PPI (Public Provisioning Infrastructure), the company's joint managed services offering with VeriSign, Inc.. As CTO, responsible for research and development, as well as overall management of the company's enterprise offering, enRole, and the technology powering PPI at VeriSign's data center. Successfully led the development of Access360's next generation platform, enRole 4, an extensible architecture based on J2EE and flexible workflow messaging, as well as several subsequent on-time/on-budget releases. Access360 was acquired by IBM Tivoli; enRole lives on as IBM's Tivoli Identity Manager (TIM).

Opus360 Corporation
SVP Engineering
February 2000 - December 2000 (11 months)

Through the merger of PeopleMover and Opus360 Corporation, created a global, distributed development organization. Management responsibilities included all products of Opus360, including FreeAgent.com and OpusRM as well as the organizational integration of both company's engineering organizations. In the newly appointed senior management team (reporting directly to the President and COO) responsible for creating a single B2B Internet platform as the foundation for all current and future offerings of Opus360.

PeopleMover, Inc.
CTO
October 1999 - February 2000 (5 months)

PeopleMover was an Internet startup organization in the B2B, e-commerce field, focusing on the people-2-project supply-chain management. Joined the company to combine the emerging segment of “Talent-Chain-Management” with the capacity centric concepts of APS (advanced planning and scheduling) and ERP/PRP (project resource planning). Duties included management of all

technology functions: R&D, Operations, IT, Release Engineering, Application Hosting (ASP, Co-Location, Net-Sourcing) as well as defining company vision and investor relationships. Reported directly to the CEO. Heavily involved with the funding processes, turning the second round of Venture Capital funding into the merger with Opus360 Corporation.

GLOVIA International, Inc.
VP Development & Technology
December 1997 - October 1999 (1 year 11 months)

Took the GLOVIA product offering from a domestic US centric application to a global, multi-lingual product suite with extensive currency support, available as standard product in most European and ASEAN languages as well as Japanese. Migrated the market and technology approach from a 3-Tier client-server application to a B2B platform for project oriented manufacturing and supply chain (engineering) collaboration. Initiated the “Planetary Data Center,” hosted approach to global ERP deployment. In the senior management team responsible for European business and market development, as well as key driver in the strategic relationship with Dell Computer and the minority investor Fujitsu Limited. Managed all R&D functions as well as MIS, Operations, QA, Documentation, Global Release Engineering, Advanced Technology Research, including international research & development centers in the UK, Philippine’s, Mexico and Malaysia. Delivered glovia.com/5 on June 30, 1999, on-time, under budget.

Glovia Internalional Inc.
VP Development
1998 - 1999 (1 year)

Computer Associates
SVP, General Manager, MK Group
May 1996 - October 1996 (6 months)

Created the MK Group through a merger of IDEA Software & Consulting (Germany, UK, Netherlands) and CA’s ERP Software Group to develop, maintain and market the CA-MANMAN and CA MANMAN/X products and reintroduce them as MK (Manufacturing Knowledge). Managed 420 people worldwide while building a new and independent organization, with a new vision and focus for software and services of the MK Group over the next decade. Structured a new organizational paradigm for software development “software manufacturing” and introduced manufacturing tools to the R&D and quality processes.

IDEA Software & Consulting, GmbH
Founder, President & CEO
May 1991 - April 1996 (5 years)

Founded the IDEA Group, an enterprise “one-stop-shop” for manufacturing organizations focusing on the implementation of manufacturing and ERP (Enterprise Resource Planning) systems including BAAN Triton, SAP R/3 and ASK’s MANMAN/X, later CA-MANMAN/X, as well as networking and hardware. Also developed software products around the CA-MANMAN/X system: QualityMan/X, ISO 9000 compliant quality management; PlanMan/X, a constraint based manufacturing scheduling system; VisualMan/X, a semantic datamodelling and retrieval package; PostMan/X, a PostScript driver for BAAN and MANMAN/X. Internationalized in 1993 into USA, and Hungary, then in 1994 into UK and in 1995 into the Netherlands. Also started a representation of the IDEA Group in Hong Kong in 1995. Structured the sale of all assets of the IDEA Group to Computer Associates International, Inc. in 1996.

Education

Parsons School of Design - The New School
3D Animation, 3D Modeling · (1996 - 1997)

Fairfield University
BSC, Management Information Systems · (1987 - 1991)

Grundschule Lünten

Städt. Gymnasium Ochtrup